Ekpyrosis Advisors PLLC

259 W. 10th Street

New York, NY 10014

November 27, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549
Attention: Division of Corporate Finance

Office of Real Estate & Construction

Re: Breeze Holdings Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed November 26, 2024

File No. 001-39718

Dear Mr. Alper and Ms. Yale,

This letter further responds to the comments provided in your letter dated November 26, 2024. For your convenience, we have restated each comment, followed by our response.

Revised Preliminary Proxy Statement on Schedule 14A

We Were Delisted from the Nasdaq . . ., page 9

1. We acknowledge your revised disclosures in response to prior comment 1. Please also revise to disclose whether your being listed is a closing condition to your current merger agreement. In this regard, we note that your being listed was one of your representations in the merger agreement and that the continued accuracy of certain representations is a closing condition. In addition, we also note that you deleted your discussion of other consequences of delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, and any impact on securities holders due to your securities no longer being considered “covered securities.” Please revise the risk factor to include such deleted disclosure.

Response:
We have further updated our disclosure regarding our delisting and reposted below for your convenience:

We Were Delisted from the Nasdaq, and There is a Limited Trading Volume for our Common Stock on the OTCQX.

In July 2024, our common stock was delisted from The Nasdaq Stock Market LLC (the “Nasdaq”). Our common stock currently trades on the OTCQX tier of the OTC Markets Group Inc. (the “OTCQX”) under the symbol BRZH, and there is a limited trading volume for our common stock. As a result, relatively small trades of our common stock may have a significant impact on the price of our common stock and, therefore, may contribute to the price volatility of our common stock. Because of limited trading volume in our common stock and the price volatility of our common stock, you may be unable to sell your shares of common stock when you desire or at the price you desire. The inability to sell your shares in a declining market because of such illiquidity or at a price you desire may substantially increase your risk of loss.

The delisting of our common stock from the Nasdaq may have an adverse effect on institutional investor interest in holding or acquiring our common stock and otherwise reduce the number of investors willing to hold or acquire our common stock. This could negatively affect our ability to raise capital necessary to maintain operations and service our debt or effect any contemplated strategic alternatives to restructure our outstanding indebtedness. In addition, the delisting of our common stock from the Nasdaq may cause a loss of confidence among our employees and customers and otherwise negatively affect our financial condition, results of operations and cash flows.

We do not currently meet the listing standards of the Nasdaq or any other national securities exchange. We presently anticipate that our common stock will continue to be quoted on the OTCQX. As a result of the limited trading volume for our common stock, investors may be unable to sell shares of common stock at the times or in the quantities desired and, therefore, may be required to hold some or all of their shares for an indefinite period of time.

Other material adverse effects we may face as a result of the delisting of our common stock from the Nasdaq include:

●	a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by special purpose acquisition companies, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, now that we are not currently listed on Nasdaq, our securities do not qualify as covered securities under such statute and we are subject to regulation in each state in which we offer our securities.

YD Bio Limited’s common stock being listed on the Nasdaq is a closing condition to the Merger Agreement. Furthermore, our common stock being listed on the Nasdaq is a representation in the Merger Agreement and the continued accuracy of our representations is a closing condition to the Merger Agreement; while Breeze would seek to amend the Merger Agreement to remove the listing representation at that time, there is no guarantee that it will be successful in obtaining such amendment. As such, if we are unable to get listed on the Nasdaq, this is a material risk to the closing of the Merger Agreement. The delisting may make us less attractive as a merger partner for potential target companies, as many targets seek to merge with entities that offer immediate access to a major national securities exchange. This could materially impair our ability to complete a business combination within the required timeframe, potentially subjecting us to dissolution and the return of funds held in trust to our public shareholders.

We appreciate the opportunity to address your comments and are available to discuss this matter further at your convenience. Please feel free to contact me at (917) 328-4795, and via email at matt@ekpyrosis.co, if you have any additional questions or require further clarification.

Respectfully submitted,

/s/ Mathew J. Saur

Mathew J. Saur

cc: J. Douglas Ramsey, Ph.D.